Exhibit 107

Calculation of Filing Fee

Form S-8

(Form Type)

General Mills, Inc.

(Exact Name of Registrant as Specified in its Charter)

Security Type	Security Class Title	Fee Calculation Rule	Amount Registered	Proposed Maximum Offering Price Per Unit	Maximum Aggregate Offering Price	Fee Rate	Amount of Registration Fee

Equity	Common Stock, $.10 par value	Other(1)	25,000,000(2)	$78.28(1)	$1,957,000,000	0.0000927	$181,413.90

Total Offering Amounts					$1,957,000,000		$181,413.90

Total Fee Offsets							—

Net Fee Due							$181,413.90

(1)

Estimated only to determine the amount of the registration fee pursuant to 457(c) and (h). The proposed maximum offering price is based upon the average of the high and low prices of the Registrant’s Common Stock as reported on the New York Stock Exchange on September 28, 2022.

(2)	Pursuant to Rule 416(a), also covers additional securities that may become issuable as a result of stock splits, stock dividends or similar transactions.